SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 6, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUALIFICATION CERTIFICATE
WAIVER
FRASER MILNER CASGRAIN LLP CONSENT LETTER
PEPPER HAMILTON LLP CONSENT LETTER
DELOITTE AND TOUCHE LLP CONSENT LETTER
DELOITTE AND TOUCHE LLP COMFORT LETTER
News Release
Material Change Report
SCHEDULE A
SIGNATURES

Item	Page

Qualification Certificate of the Company dated as of September 23, 2003 filed with the British Columbia Securities Commission; Alberta Securities Commission; Saskatchewan Securities Commission; Manitoba Securities Commission; Ontario Securities Commission; Nova Scotia Securities Commission; Registrar of Securities, Prince Edward Island; and Securities Division, Department of Justice, Newfoundland and Labrador	3

Waiver Agreement dated as of September 18, 2003 delivered by Rodman & Renshaw, Inc. to the Company	4

Consent of Fraser, Milner Casgrain LLP dated September 23, 2003 in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on September 26, 2003	5

Consent of Pepper Hamilton LLP dated September 23, 2003 in connection with the Prospectus Supplement filed with the Securities and Exchange Commission on September 26, 2003	6

Consent of Deloitte & Touche dated September 23, 2003 regarding certain financial statements of the Company and the Prospectus Supplement filed with the Securities and Exchange Commission on September 26, 2003	7

Comfort Letter of Deloitte & Touche dated September 23, 2003 with reference to the Prospectus Supplement filed with the Securities and Exchange Commission on September 26, 2003	8

Press Release of the Company dated October 1, 2003 announcing completion of the U.S. $16.3 Million Financing	10

Material Change Report filed by the Company in various Canadian Jurisdictions on October 1, 2003	11

Signature	14

BIOMIRA INC.

QUALIFICATION CERTIFICATE

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

I, Edward A. Taylor, Chief Financial Officer of Biomira Inc. (the “Issuer”), hereby certify on behalf of the Issuer that:

1.	this certificate is delivered pursuant to the securities statutes, regulations, policies, orders and notices of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and pursuant to National Instrument 44-102 (“NI 44-102”) relating to shelf distributions; and

2.	the Issuer satisfies the qualification criteria set forth in paragraph 2.2 of NI 44-102.

DATED as of September 23, 2003.

BIOMIRA INC.

By:	(Signed) Edward A. Taylor
Edward A. Taylor
Chief Financial Officer

WAIVER

To:	Biomira Inc. (“Biomira”)

Re:	Agency Agreement (the “Agency Agreement”) dated March 18, 2003 between Rodman & Renshaw, Inc. (“Rodman”) and Biomira

Re:	Biomira financing totaling U.S. $16,290,000, by way of offering of up to 9,000,000 common shares at an issue price of U.S. $1.81 and up to 2,070,000 warrants at an exercise price of U.S. $2.30 (the “Transaction”)

For purposes of the Transaction, Rodman agrees:

1.	to waive the 1% warrant coverage provided in section 2(c) of the Agency Agreement and to accept approximately 0.33% warrant coverage (warrants to purchase up to 30,000 shares of common stock if the Transaction is fully subscribed); and

2.	to accept a warrant exercise price of U.S. $2.30 for the warrants issued to Rodman with respect to the Transaction.

Dated as of September 18, 2003.

Rodman & Renshaw, Inc.

Per:	(Signed) Thomas G. Pinou
Thomas G. Pinou
Chief Financial Officer

September 23, 2003

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Division, Department of Justice, Newfoundland
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Subject: Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated September 23, 2003 relating to the base shelf prospectus of the Corporation dated April 30, 2002.

We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is within our knowledge as a result of the services we performed in connection with the filing of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(Signed) “FRASER MILNER CASGRAIN LLP”

2900 Manulife Place   10180 – 101 Street   Edmonton AB Canada   T5J 3V5   Telephone (780) 423-7100   Fax (780) 423-7276   www.fmc-law.com
Montréal   Ottawa   Toronto   Edmonton    Calgary   Vancouver   New York

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

September 23, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland and Labrador

Dear Sirs and Mesdames:

Subject:     Biomira Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) of the Corporation dated September 23, 2003 relating to the base shelf prospectus of the Corporation dated April 30, 2002. We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement.

For Alberta, we confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of our participation in the preparation of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

PEPPER HAMILTON LLP

Philadelphia                                    Washington, D.C.                                    Detroit                                    New York                                    Pittsburgh

Berwyn                          Cherry Hill                          Harrisburg                          Princeton                          Tysons Corner                          Wilmington

www.pepperlaw.com

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611 Fax: (780) 421-3782 www.deloitte.ca

September 23, 2003

Registrar of Securities, Newfoundland
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

BIOMIRA INC.

We refer to the prospectus supplement (to base shelf prospectus dated April 30, 2002) of the above Company dated September 23, 2003 relating to the sale and issue of up to 9,000,000 shares of common stock and warrants to purchase up to 2,070,000 shares of common stock of Biomira Inc.

We consent to the use, through incorporation by reference in the above-mentioned prospectus supplement (to base shelf prospectus dated April 30, 2002), of our report dated February 7, 2003 to the shareholders of Biomira Inc. on the following consolidated financial statements:

•	Consolidated balance sheets as at December 31, 2002 and 2001; and

•	Consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2002.

We report that we have read the prospectus supplement (to base shelf prospectus dated April 30, 2002) and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

Signed: Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611 Fax: (780) 421-3782 www.deloitte.ca

September 23, 2003

Registrar of Securities, Newfoundland
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

BIOMIRA INC. (the Company)

We are the auditors of the Company and under date of February 7, 2003, we reported on the following financial statements of the Company incorporated by reference in the prospectus supplement relating to the sale and issue of up to 9,000,000 shares of common stock and warrants to purchase up to 2,070,000 shares of common stock of Biomira Inc. (the “prospectus supplement”):

•	Consolidated balance sheets as at December 31, 2002 and 2001; and

•	Consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2002.

The prospectus supplement also incorporates by reference the following unaudited interim financial statements of the Company:

•	Consolidated balance sheet as at June 30, 2003;

•	Consolidated statements of operations, deficit and cash flow for the six-month periods ended June 30, 2003 and 2002.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2002. Although we have performed an audit for the year ended December 31, 2002, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2002 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim financial statements, or on the financial position, results of operations or cash flow of the Company as at any date or for any period subsequent to December 31, 2002.

Registrar of Securities, Newfoundland; Registrar of Securities, Prince Edward Island;
Nova Scotia Securities Commission; Ontario Securities Commission; Manitoba Securities
Commission; Saskatchewan Securities Commission; Alberta Securities Commission
British Columbia Securities Commission
September 23, 2003

We have, however, performed a review of the unaudited interim consolidated financial statements of the Company as at June 30, 2003 and for the six-month periods ended June 30, 2003 and 2002. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Signed: Deloitte & Touche LLP

Chartered Accountants

News Release
FOR IMMEDIATE RELEASE

BIOMIRA COMPLETES U.S. $16.3 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — October 1, 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that it has completed its financing, totaling U.S.$16,290,000, with Rodman & Renshaw, Inc, of New York acting as exclusive placement agent. The financing announced on September 22, 2003 was fully subscribed and is now closed.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Edward Taylor	Jane Tulloch
Vice President Finance and Administration/CFO	Director, Investor Relations
780-490-2806	780-490-2812

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

     This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario) and section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the “Acts”).

1.	Reporting Issuer

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

October 1, 2003

3.	Press Release

Biomira issued a press release, the text of which is attached hereto as Schedule “A”, on September 22, 2003.

4.	Summary of Material Change

On October 1, 2003, Biomira closed a U.S. $16,290,000 financing offering common shares accompanied by warrants. Rodman & Renshaw, Inc. of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement to Biomira’s April 30, 2002 Base Shelf Prospectus on September 24, 2003 and in the United States, a Prospectus Supplement to Biomira’s April 30, 2002 F-10 Registration Statement on September 26, 2003. The offering was fully subscribed.

5.	Full Description of Material Change

On October 1, 2003, Biomira closed a U.S. $16,290,000 financing offering common shares accompanied by warrants. Rodman & Renshaw, Inc. of New York acted as exclusive placement agent. In connection with the offering, Biomira, in Canada, filed a Prospectus Supplement to Biomira’s April 30, 2002 Base Shelf Prospectus on September 24, 2003 and in the United States, a Prospectus Supplement to Biomira’s April 30, 2002 F-10 Registration Statement on September 24, 2003. The offering was fully subscribed.

Pursuant to the offering, Biomira sold to participants 9,000,000 common shares at an issue price of U.S. $1.81, together with 2,070,000 warrants (with an exercise price of U.S. $2.30 per share). Each purchaser participating in the offering received warrants to purchase 0.23 common shares for every 1 common share purchased by such purchaser in the offering. The warrants have a two year term, expiring September 18, 2005, and are only exercisable after March 18, 2004. The placement agent, Rodman & Renshaw, Inc., also received 30,000 warrants, in addition to the underwriting commission of U.S. $651,600.

6.	Reliance on Confidentiality Provisions of the Acts

Not applicable

7.	Omitted Information

None

8.	Senior Officer

The name and business telephone number of a senior officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Edmonton, Alberta, effective this 1st day of October, 2003.

BIOMIRA INC.

By:	(Signed) “Edward A. Taylor”
Edward A. Taylor
Vice-President Finance & Administration

SCHEDULE “A”

News Release
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES U.S. $16.3 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — September 22, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that it has arranged a financing, totaling U.S.$16,290,000, with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. In respect of this financing, Biomira intends to file shortly in Canada a prospectus supplement to its April 30, 2002 Base Shelf Prospectus and in the United States a prospectus supplement to its April 30, 2002 F-10 Registration Statement. The financing is expected to close at the earliest opportunity.

The Company will be offering up to 9 million common shares at an issue price of U.S.$1.81, which represents a premium of 7.6 per cent over the U.S.$1.682 average of the closing bid price of Biomira common shares as quoted on the Nasdaq National Market for the five trading days up to and including September 18, 2003.

The issue will include up to 2,070,000 warrants. Each purchaser participating in the offering will receive 0.23 warrants for every common share purchased in the offering. Each warrant will entitle the holder thereof to purchase one common share at an exercise price of U.S. $2.30. The warrants will have a two year term, expiring September 18, 2005, and a “no exercise period” of six months.

“Our financial goal is to have sufficient funds to aggressively move our two lead product candidates to the next level,” said Edward Taylor, Vice President Finance and Chief Financial Officer. “With the completion of this additional financing, we feel we are well on the way to accomplishing that goal.”

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:
Edward Taylor	Ron Helmhold
Vice President Finance and Administration/CFO	Senior Director, Finance & Corporate Controller
780-490-2806	780-490-2808

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 6, 2003	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance